CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

DECEMBER 31, 2016

(Expressed in Canadian Dollars)

SILVERCREST METALS INC.

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
SilverCrest Metals Inc.

We have audited the accompanying consolidated financial statements of SilverCrest Metals Inc., which comprise the consolidated statements of financial position as at December 31, 2016 and 2015 and the consolidated statements of comprehensive loss, cash flows and changes in shareholders’ equity for the year ended December 31, 2016 and for the period from incorporation on June 23, 2015 to December 31, 2015, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of SilverCrest Metals Inc. as at December 31, 2016 and 2015 and its financial performance and its cash flows for the year and period then ended in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada February 27, 2017	Chartered Professional Accountants

SILVERCREST METALS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(EXPRESSED IN CANADIAN DOLLARS)
AS AT

	December 31, 2016	December 31, 2015

ASSETS
Current assets
Cash and cash equivalents	$8,928,717	$5,241,781
Short term investment	4,000,000	2,000,000
Amounts receivable (note 8)	66,567	94,467
Taxes receivable	54,043	45,499
Prepaids	96,208	19,431
Total current assets	13,145,535	7,401,178

Non-current assets
Taxes receivable	408,970	-
Deposits	58,076	58,076
Equipment (note 7)	101,263	50,760
Exploration and evaluation assets (note 5)	4,160,633	622,721
Total non-current assets	4,728,942	731,557

TOTAL ASSETS	$17,874,477	$8,132,735

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 8)	$283,288	$117,531

Shareholders' equity
Capital stock (note 9)	19,362,804	8,337,099
Share-based payment reserve (note 9)	544,757	253,052
Deficit	(2,316,372)	(574,947)
Total shareholders' equity	17,591,189	8,015,204

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$17,874,477	$8,132,735

Nature of operations and going concern (note 1)
Commitment (note 12)
Subsequent events (note 15)

Approved by the Board and authorized for issue on February 27, 2017:

"Barney Magnusson”	Director	“Graham C. Thody”	Director

The accompanying notes are an integral part of these consolidated financial statements.

SILVERCREST METALS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(EXPRESSED IN CANADIAN DOLLARS)

	Year ended	Period ended (1)
	December 31, 2016	December 31, 2015

Depreciation (note 7)	$24,734	$4,022
Exploration expenditures	77,338	23,675
Foreign exchange loss (gain)	80,835	(111,760)
Insurance	19,908	3,492
Interest income	(50,535)	(3,913)
Management fees (note 8)	155,000	26,250
Office and miscellaneous	52,575	10,071
Professional fees (note 8)	194,331	97,614
Regulatory and transfer agent fees	34,347	20,374
Rent and communications	119,604	33,095
Remuneration (note 8)	345,048	78,888
Share-based compensation (notes 8 and 9)	329,188	376,998
Shareholder and investor relations	146,894	11,875
Technical consultants	62,921	7,114
Tradeshow and travel	149,637	-
Net and comprehensive loss	$(1,741,825)	$(577,795)

Basic and diluted comprehensive loss per common share	$(0.04)	$(0.02)

Weighted average number of common shares outstanding	41,130,701	30,832,931

(1) Period from incorporation on June 23, 2015 to December 31, 2015.

The accompanying notes are an integral part of these consolidated financial statements.

SILVERCREST METALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN CANADIAN DOLLARS)

	Year ended	Period ended (1)
	December 31, 2016	December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year (period)	$(1,741,825)	$(577,795)
Items not affecting cash:
Depreciation	24,734	4,022
Share-based compensation	329,188	376,998
Interest income	(50,535)	(3,913)
Changes in non-cash working capital items:
Amounts receivable	34,305	(90,554)
Taxes receivable	(417,514)	(45,499)
Prepaids and deposits	(76,777)	(19,431)
Accounts payable and accrued liabilities	31,411	62,353
Net cash used in operating activities	(1,867,013)	(293,819)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash received from the Arrangement	-	5,252,154
Capital stock issued	11,973,644	2,564,434
Capital stock issuance costs	(907,974)	(41,682)
Net cash provided by financing activities	11,065,670	7,774,906

CASH FLOWS FROM INVESTING ACTIVITIES
Deposits	-	(39,897)
Interest received	44,130	-
Exploration and evaluation assets	(3,480,614)	(159,284)
Purchase of equipment	(75,237)	(40,125)
Purchase of short-term investments	(2,000,000)	(2,000,000)
Net cash used in investing activities	(5,511,721)	(2,239,306)

Change in cash and cash equivalents, during the year (period)	3,686,936	5,241,781
Cash and cash equivalents, beginning of the year (period)	5,241,781	-
Cash and cash equivalents, end of the year (period)	$8,928,717	$5,241,781

Cash and cash equivalents is represented by:
Cash	$221,967	$415,784
Cash equivalents	8,706,750	4,825,997
Total cash and cash equivalents	$8,928,717	$5,241,781

Non-cash financing activities
Capitalized to capital stock issuance costs
Accounts payable and accrued liabilities	$99,612	$-

Non-cash investing activities
Capitalized to exploration and evaluation assets
Accounts payable and accrued liabilities	$79,912	$45,178
Share-based compensation	$22,564	$11,066

(1) Period from incorporation on June 23, 2015 to December 31, 2015.

The accompanying notes are an integral part of these consolidated financial statements.

SILVERCREST METALS INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(EXPRESSED IN CANADIAN DOLLARS)

	Capital stock		Share-based
			payment
	Number	Amount	reserve	Deficit	Total

Balance at June 23, 2015	-	$-	$-	$-	$-

Share-based compensation (note 9)	-	-	196,521	-	196,521
Stock options exercised (note 9)	1,077,713	196,827	(132,164)	-	64,663
Issuance of capital stock under the Arrangement (notes 6 and 9)	22,144,751	5,682,183	191,543	-	5,873,726
Private placement (note 9)	16,665,143	2,499,771	-	-	2,499,771
Capital stock issuance costs (note 9)	-	(41,682)	-	-	(41,682)
Stock options expired (note 9)	-	-	(2,848)	2,848	-
Net and comprehensive loss for the period	-	-	-	(577,795)	(577,795)

Balance at December 31, 2015	39,887,607	8,337,099	253,052	(574,947)	8,015,204

Share-based compensation (note 9)	-	-	351,752	-	351,752
Stock options exercised (note 9)	552,414	101,792	(59,647)	-	42,145
Warrants exercised (note 9)	2,099,996	419,999	-	-	419,999
Capital stock issued (note 9)	5,232,500	11,511,500	-	-	11,511,500
Capital stock issuance costs (note 9)	-	(1,007,586)	-	-	(1,007,586)
Stock options expired (note 9)	-	-	(400)	400	-
Net and comprehensive loss for the year	-	-	-	(1,741,825)	(1,741,825)

Balance at December 31, 2016	47,772,517	$19,362,804	$544,757	$(2,316,372)	$17,591,189

The accompanying notes are an integral part of these consolidated financial statements.

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
DECEMBER 31, 2016

1.	NATURE OF OPERATIONS AND GOING CONCERN

SilverCrest Metals Inc. (the “Company” or “SilverCrest Metals”) was incorporated under the Business Corporation Act (British Columbia) on June 23, 2015, under the name 1040669 B.C. Ltd., and for the period from incorporation to September 30, 2015, was a wholly-owned subsidiary of SilverCrest Mines Inc. (“SilverCrest Mines”). Articles of amendment were filed on August 11, 2015, to change the name of the Company to SilverCrest Metals Inc. On October 1, 2015, SilverCrest Metals, SilverCrest Mines and First Majestic Silver Corp. completed a plan of arrangement (the “Arrangement”) under the Business Corporation Act (British Columbia), as described in note 6 that resulted in SilverCrest Metals holding title to various exploration properties located in Mexico. The completion of the Arrangement established SilverCrest Metals as a separate company spun off from SilverCrest Mines. The common shares of the Company commenced trading on the TSX Venture Exchange on October 9, 2015, under the symbol “SIL”. The head office and principal address of the Company is 501-570 Granville Street, Vancouver, BC, Canada, V6C 3P1. The address of the Company’s registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3H4.

While the Company currently has no source of revenue, its cash and cash equivalents of $8.9 million and short term deposits of $4.0 million contribute to working capital of $12.9 million, which management believes will be sufficient to fund its exploration activities, general working capital requirements, as well as property option payments for the next 12 months. The Company’s financial success is dependent on its ability to discover economically viable mineral deposits. In order to complete a phase II exploration program, the Company may require substantial additional financing, which is subject to a number of factors many of which are beyond the Company’s control. There is no assurance that future equity capital will be available to the Company in the amounts or at the times desired by the Company or on terms that are acceptable to it, if at all. These consolidated financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and measurement

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The policies applied in these consolidated financial statements are based on IFRSs in effect as at December 31, 2016.

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements were approved for issuance by the Board of Directors on February 27, 2017.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, NorCrest Metals Inc., a Canadian corporation, and Minera La Llamarada, S.A. de C.V., a Mexico corporation.

The Company consolidates subsidiaries where the Company has the ability to exercise control. Control is achieved when the Company is exposed to variable returns from involvement with an investee and has the ability to affect the returns through power over the investee. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation.

Cash and cash equivalents, and short term investments

Cash and cash equivalents consist of cash on hand and highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
DECEMBER 31, 2016

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents, and short term investments (continued)

Short term investments comprise of highly liquid Canadian dollar denominated guaranteed investment certificates with terms to maturity of greater than ninety days but no more than one year.

Taxes receivable

Current taxes receivable consists of Goods and Services Tax receivables generated on the purchase of supplies and services, and are refundable from the Canadian government. As at December 31, 2015, taxes receivable consists of Value Added Tax (“VAT”) receivables generated on the purchase of supplies and services and are receivable from the Mexican government. As at December 31, 2016, the Company has classified VAT receivables as non-current as it does not expect collection to occur within the next year. The VAT refund process in Mexico requires a significant amount of information and follow-up, the timing of collection of VAT receivables is uncertain. The Company believes that taxes receivable balances are fully recoverable and has not provided an allowance.

Equipment

Equipment is recorded at historical cost less accumulated depreciation and impairment charges. Equipment is depreciated using the straight line method over the estimated useful lives of the individual assets. The significant classes of equipment and their useful lives are as follows:

Computer equipment	3-4 years	Office equipment and furniture	5-10 years
Computer software	1 year	Vehicles	4 years

An item of Equipment is derecognized upon disposal, when held for sale, or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Exploration and evaluation assets

Pre-exploration costs are expensed in the period in which they are incurred.

Once the legal right to explore a mineral property has been acquired, all costs related to the acquisition, exploration and evaluation of mineral properties are capitalized by property. These direct expenditures include such costs as materials used, surveying costs, geological studies, drilling costs, payments made to contractors and depreciation of plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.

Exploration and evaluation expenditures for each mineral property are carried forward as an asset provided that one of the following conditions is met:

•	Such costs are expected to be recouped in full through successful development and exploration of the mineral property or alternatively, by sale; or
•

Exploration and evaluation activities in the mineral property have not reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves but active and significant operations in relation to the mineral property are continuing, or planned for the future.

The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present. In the case of undeveloped properties, there may be only inferred resources to allow management to form a basis for the impairment review. The review is based on the Company’s intentions for the development of such a property. If a mineral property does not prove viable, all unrecoverable costs associated with the property are charged to the consolidated statement of comprehensive loss at the time the determination is made. Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as “mining assets”. Exploration and evaluation expenditures accumulated are also tested for impairment before the mineral property costs are transferred to development properties.

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
DECEMBER 31, 2016

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of tangible and intangible assets

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to dispose (“FVLCTD”) and value in use, which is the present value of future cash flows expected to be derived from the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the statement of comprehensive loss.

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the statement of comprehensive loss.

Asset retirement obligations

The Company recognizes a legal liability for obligations relating to the reclamation of mineral interests (exploration and evaluation assets) and property, plant, and equipment when those obligations arise from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reliable estimate of fair value can be made, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Provisions are measured at the present value of the expected future expenditures required to settle the obligation, using a pre-tax discount rate reflecting a risk-free rate (the time value of money) plus risks specific to the liability. The liability is increased for the passage of time, and adjusted for changes to the current market-based risk-free discount rate as well as changes in the estimated amount or timing of the expected future expenditures. At this time, the Company does not have any significant asset retirement obligations.

Foreign currency translation

The presentation currency of the Company is the Canadian dollar. The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. The Company considers the functional currency for its parent entity and subsidiaries to be the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in International Accounting Standard (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, the monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the statement of financial position date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the statement of comprehensive loss.

Share-based compensation and payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. The cost of stock options granted is recorded based on the estimated fair-value at the grant date and charged to the consolidated statement of comprehensive loss over the vesting period. Where stock options are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes Option Pricing Model. Compensation expense is recognized over the tranche’s vesting period by a charge to the statement of comprehensive loss, with a corresponding increase to reserves based on the number of options expected to vest. Consideration paid for the shares on the exercise of stock options is credited to capital stock. When vested options are forfeited or are not exercised at the expiry date the amount previously recognized in share-based compensation is transferred to deficit. The number of options expected to vest is reviewed at least annually, with any impact being recognized immediately.

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
DECEMBER 31, 2016

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Warrants issued in equity financing transactions

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and explore and evaluate mineral properties. These equity financing transactions may involve issuance of common shares or units. A unit comprises a certain number of common shares and a certain number of share purchase warrants. Depending on the terms and conditions of each equity financing agreement, the warrants are exercisable into additional common shares prior to expiry at a price stipulated by the agreement. Warrants that are part of units are valued based on the residual value method and included in share capital with the common shares that were concurrently issued. Warrants that are issued as payment for an agency fee or other transactions costs are accounted for as share-based payments.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, and related parties may be individuals, including immediate family members of the individual, or corporate entities, including the Company’s wholly-owned subsidiaries. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Loss per share

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

Taxation

Income tax expense comprises current and deferred income taxes. Current and deferred income taxes are recognized in profit or loss except to the extent that they relate to items recognized directly in equity. Current income tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

The Company follows the asset and liability method of accounting for income taxes whereby deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in operations in the period of substantive enactment.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recorded. Deferred income tax assets and liabilities are presented as non-current in the financial statements.

Financial instruments

Financial assets
Financial assets are classified into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company’s accounting policy for each category is as follows:

Financial assets at fair value through profit or loss (“FVTPL”)
A financial asset is classified as fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management strategy. Attributable transaction costs are recognized in profit or loss when incurred. FVTPL are measured at fair value, and changes are recognized in profit or loss.

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
DECEMBER 31, 2016

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Held-to-maturity (“HTM”)
These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the asset is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

Loans and receivables
Loans and receivables are financial assets with fixed or determinable payments that are not quoted on an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Available-for-sale (“AFS”)
Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in profit or loss.

The Company classified its financial assets as follows:

•	Cash and cash equivalents and short term investments as FVTPL; and
•	Amounts receivable and deposits as loans and receivables.

Financial liabilities
Financial liabilities are classified into one of two categories:

•	Fair value through profit or loss; and
•	Other financial liabilities.

Fair value through profit or loss
This category comprises derivatives, or liabilities, acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities
This category typically includes accounts payable and long-term debt, all of which are recognized at amortized cost.

The Company classified its financial liabilities as follows:

•	Accounts payable as other financial liabilities.

Impairment of financial assets
Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted. For all financial assets, objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or
•	default or delinquency in interest or principal payments; or
•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of receivables, where the carrying amount is reduced through the use of an allowance account. When a receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
DECEMBER 31, 2016

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets (continued)

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

3.	CRITICAL JUDGMENTS AND ESTIMATES

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the year.

These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. Information about such judgments and estimates is contained in the description of accounting policies (note 2) and/or other notes to the financial statements. Management has made the following critical judgments and estimates:

Critical judgments in applying accounting policies

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Exploration and evaluation assets
The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits are likely, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is recognized in loss in the period that the new information becomes available.

Functional currency
The functional currency for the Company is the currency of the primary economic environment in which the entity operates. The Company had determined the functional currency of its Canadian and Mexican entities to be the Canadian dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Business combinations
The determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business is presumed to be an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or economic benefits. The spinout transaction with SilverCrest Mines was determined to constitute an acquisition of assets (note 6).

Impairment of non-current assets
Non-current assets are tested for impairment when indicators of impairment are present. Calculating the estimated fair values of cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to metal selling prices, future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s non-current assets.

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
DECEMBER 31, 2016

3.	CRITICAL JUDGMENTS AND ESTIMATES (continued)

Key sources of estimation uncertainty

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Share-based payments
The Company uses the Black-Scholes Option Pricing Model for the valuation of share-based payments. Option pricing models require the input of the subjective assumptions including expected price volatility, interest rate, expiry date, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s net loss and share-based payment reserve.

Income taxes
Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, the measurement of income tax expense and indirect taxes. A number of these estimates require management to make estimates of future taxable profit, and if actual results are significantly different than estimates, the ability to realize the deferred tax assets recorded on the statement of financial position could be impacted. The Company is subject to assessments by tax authorities who may interpret the tax law differently. These factors may affect the final amount or the timing of tax payments.

4.	NEW STANDARDS NOT YET ADOPTED

In July 2014, the IASB issued the final version of IFRS 9 – Financial instruments to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments. The amended standard is effective for annual periods beginning on or after January 1, 2018, with earlier adoption still permitted.

IFRS 15 was issued by the IASB on May 28, 2014, and will replace IAS 18 - Revenue, IAS 11 - Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018.

On January 13, 2016, the IASB issued IFRS 16 – Leases, the new leases standard. The standard is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 – Revenue from contracts with customers (“IFRS 15”) has also been applied.

The Company has not yet completed the process of assessing the impact that IFRS 9, IFRS 15, and IFRS 16 will have on its consolidated financial statements, or whether to early adopt these new requirements.

5.	EXPLORATION AND EVALUATION ASSETS

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing except as otherwise disclosed. However, this should not be considered as a guarantee of title. The mineral properties may be subject to prior claims or agreements, or transfers, and rights of ownership may be affected by undetected defects.

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
DECEMBER 31, 2016

5.	EXPLORATION AND EVALUATION ASSETS (continued)

Cruz de Mayo Project, Sonora, Mexico

The Company has a 100% interest in two mineral concessions, Cruz de Mayo 2 and El Gueriguito, which are located in Sonora State, Mexico. The Company has the right to acquire a 100% interest in the El Guereguito concession by making annual staged option payments totalling US$1,000,000 until November 19, 2032, of which US$195,000 was paid by SilverCrest Mines prior to the Arrangement on October 1, 2015. During 2016, the Company paid $33,120 (US$25,000) (2015 – $33,380 (US$25,000)) of the US$25,000 payable towards the El Guereguito concession. The Company has the right to make early payment with no additional consideration. There is a 2.5% NSR royalty which ceases on cumulative payments of US$1,000,000.

Las Chispas, Sonora, Mexico

The property is located in Sonora, Mexico, and consists of 20 concessions.

For four of the mining concessions, the Company has the right and option to purchase an undivided 100% title for total consideration of US$600,000, of which US$25,000 was paid by SilverCrest Mines prior to the Arrangement on October 1, 2015. During 2016, the Company paid $39,744 (US$30,000), with the remaining payments as follows:

•	US$35,000 on May 20, 2017;
•	US$60,000 on May 20, 2018;
•	US$100,000 on May 20, 2019; and
•	US$350,000 on May 20, 2020.

For 13 of the mining concessions, the Company received from SilverCrest Mines the right and option to purchase an undivided 100% title for total consideration of US$3,000,000, of which US$50,000 was paid by SilverCrest Mines prior to October 1, 2015. During 2016, the Company paid $99,360 (US$75,000) (2015 – $66,760 (US$50,000)), with the remaining payments as follows:

•	US$100,000 on June 2, 2017; and
•	US$2,725,000 on June 2, 2018.

For the two of the of the mining concessions, the Company entered into two separate option agreements in December 2015 and June 2016 to purchase these additional concessions for total consideration of US$150,000 each.

During 2016, the Company paid $13,248 (US$10,000) for the concession entered into in December 2015, with the remaining payments as follows:

•	US$10,000 on December 11, 2016*;
•	US$30,000 on December 11, 2017; and
•	US$100,000 on December 11, 2018.

*As of February 27, 2017, payment remains outstanding.

During 2016, the Company paid $39,744 (US$30,000) for the concession entered into in June 2016, with the remaining payments as follows:

•	US$20,000 on June 15, 2017; and
•	US$100,000 on June 15, 2019.

For the remaining concession, 66.7% of the concession is owned and optioned to SilverCrest by a local Mexican company and the remaining 33.3% is owned and not optioned to SilverCrest by a local Mexican family.

Other properties in Mexico

The Company’s other Mexican exploration properties include Huasabas, Guadalupe, Angel de Plata and Estacion Llano.

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
DECEMBER 31, 2016

5.	EXPLORATION AND EVALUATION ASSETS (continued)

The following table summarizes the Company’s exploration and evaluation asset expenditures:

	Cruz de
	Mayo	Guadalupe	Huasabas	Las Chispas	Other	Total
Acquisition costs:
Transferred under the Arrangement (note 6)	$4,964	$383,727	$402	$11,294	$6,805	$407,192
Option and concession payments	42,350	9,672	6,160	67,251	4,222	129,655
Subtotal, additions	47,314	393,399	6,562	78,545	11,027	536,847
Exploration and evaluation expenditures:
Assays	-	-	4,553	20	-	4,573
Camp costs	1,195	-	10,526	8,452	-	20,173
Salaries and remuneration (note 8)	-	-	16,784	14,391	-	31,175
Share-based compensation (note 9)	-	-	5,533	5,533	-	11,066
Travel and lodging	-	-	9,129	8,208	1,550	18,887
Subtotal, additions	1,195	-	46,525	36,604	1,550	85,874
Balance at December 31, 2015	48,509	393,399	53,087	115,149	12,577	622,721

Acquisition costs:
Option and concession payments	45,090	97,061	1,540	233,595	61,100	438,386
Exploration and evaluation expenditures:
Assays	-	-	12,473	371,871	-	384,344
Camp costs	2,283	-	58,446	176,758	-	237,487
Drilling	-	-	168,393	1,642,359	-	1,810,752
Salaries and remuneration (note 8)	-	-	52,153	441,152	-	493,305
Share-based compensation (note 9)	-	-	-	22,564	-	22,564
Technical consulting services	-	15,841	-	43,980	-	59,821
Travel and lodging	-	2,504	6,930	81,819	-	91,253
Subtotal, additions	2,283	18,345	298,395	2,780,503	-	3,099,526
Balance at December 31, 2016	$95,882	$508,805	$353,022	$3,129,247	$73,677	$4,160,633

6.	SUMMARY OF THE ARRANGEMENT

Under the Arrangement, 19,952,024 SilverCrest Metals Shares were issued to SilverCrest Mines for distribution to the former shareholders of SilverCrest Mines (at an exchange ratio of 0.1667 of a SilverCrest Metals Share for one common share of SilverCrest Mines), and 2,192,727 SilverCrest Metals Shares were issued to First Majestic. As a result, there were a total of 22,144,751 outstanding SilverCrest Metals Shares owned as to 90.1% by shareholders of SilverCrest Mines and as to 9.9% by First Majestic on the effective date of the Arrangement.

In consideration for the issuances of the SilverCrest Metals Shares under the Arrangement, SilverCrest Mines transferred to SilverCrest Metals the concessions rights of the Cruz de Mayo, Las Chispas, Angel de Plata, Huasabas, and Estacion Llano exploration properties located in northern Mexico, as well as approximately $5.25 million in cash and certain other assets owned by SilverCrest Mines, and First Majestic transferred to SilverCrest Metals its Guadalupe exploration property located in Durango, Mexico.

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
DECEMBER 31, 2016

6.	SUMMARY OF THE ARRANGEMENT (continued)

Total consideration for the Arrangement and the allocation of the consideration to the assets and liabilities acquired are as follows:

Amount
Cash	$5,252,154
Rent deposit	18,180
Exploration and evaluation assets	407,192
Equipment	14,657
Accounts payable and accrued liabilities	(10,000)
Value of 22,144,751 common shares issued	$5,682,183

In addition, pursuant to the Arrangement, outstanding SilverCrest Mines options were exchanged for SilverCrest Metals replacement stock options. A total of 1,593,635 stock options were issued by SilverCrest Metals at an exercise price of $0.06 per share and expiry dates ranging from November 7, 2015 to December 10, 2019. The fair value assigned to these options was $191,543 and was recorded as share-based compensation on the statement of comprehensive loss (note 9).

7.	EQUIPMENT

	Computer	Equipment	Vehicle	Total
Cost
Transferred from the Arrangement (note 6)	$10,375	$4,282	$-	$14,657
Purchased	2,381	3,147	34,597	40,125
Balance at December 31, 2015	12,756	7,429	34,597	54,782
Additions	6,155	39,618	29,464	75,237
As at December 31, 2016	$18,911	$47,047	$64,061	$130,019

Accumulated depreciation
Depreciation for the period	$1,974	$625	$1,423	4,022
Balance at December 31, 2015	1,974	625	1,423	4,022
Depreciation for the year	7,218	4,888	12,628	24,734
As at December 31, 2016	$9,192	$5,513	$14,051	$28,756

Carrying amounts
As at December 31, 2015	$10,782	$6,804	$33,174	$50,760
As at December 31, 2016	$9,719	$41,534	$50,010	$101,263

8.	RELATED PARTY TRANSACTIONS

Professional fees

During 2016, the Company paid or accrued professional fees of $58,796 (2015 – $39,812) and capital stock issuance costs of $137,586 (2015 – $27,647), to Koffman Kalef LLP, a law firm of which the Company’s Corporate Secretary is a partner. At December 31, 2016, $66,216 (2015 – $7,625) was payable to Koffman Kalef LLP.

Key management compensation

The Company’s key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company’s Chief Executive Officer and Chief Financial Officer. Key management personnel compensation is summarized as follows:

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
DECEMBER 31, 2016

8.	RELATED PARTY TRANSACTIONS (continued)

	2016	2015
Management fees (1)	$155,000	$26,250
Share-based compensation(2)	281,811	283,082
	$436,811	$309,332

(1) Management fees were paid to companies controlled by the Chief Executive Officer and Chief Financial Officer of the Company.
(2) Share-based compensation is the fair value of the vested portion of stock options that have been granted to directors and officers of the Company.

Other transactions

During 2016, the Company:

•

paid remuneration of $149,829 (2015 – $16,287) to an employee providing technical services who is an immediate family member of the Chief Executive Officer of the Company, of which $147,275 (2015 – $16,287) was recorded as exploration and evaluation expenditures (note 5) and $2,554 (2015 – $Nil) was expensed. The Company also recorded share-based compensation of $15,043 (2015 – $15,141) for the vested portion of stock options granted to this employee, of which $15,043 (2015 – $11,066) was recorded as exploration and evaluation expenditures (note 5) and $Nil (2015 – $4,075) was expensed;

•

recorded share-based compensation expense of $3,761 (2015 - $Nil) for the vested portion of stock options granted to a consultant providing technical services who is an immediate family member of the Chief Executive Officer of the Company; and

•

paid remuneration of $7,546 (2015 – $5,332) to an employee providing administrative services who is an immediate family member of the Chief Financial Officer of the Company. The Company also recorded share-based compensation expense of $Nil (2015 – $2,469) for stock options granted to this employee.

On October 1, 2015, the Company entered into an allocation of costs agreement with Goldsource Mines Inc. (“Goldsource”), a company related by common directors and officers, whereby the Company shares salaries, administrative services, and other reimbursable expenses. During 2016, the Company allocated to Goldsource $183,675 (2015 – $114,528) for its share of these expenses, of which $40,360 (2015 – $78,565) was receivable from Goldsource at December 31, 2016.

9.	CAPITAL STOCK

Authorized shares

The Company’s authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.

Issued and outstanding

At December 31, 2016, the Company had 47,772,517 (2015 - 39,887,607) common shares and no preferred shares outstanding.

Year ended December 31, 2016

On December 6, 2016, the Company completed a prospectus offering of 5,232,500 units at a price of $2.20 per unit for gross proceeds of $11,511,500. Each unit consisted of one common share and one half warrant. Each whole warrant entitles the holder to purchase one common share a price of $3.00 per share until December 6, 2018. In connection with the prospectus offering, the Company incurred $1,007,586 in capital stock issuance costs.

During 2016, the Company issued 552,414 common shares with a weighted average price of $0.08 per share for gross proceeds of $42,145 on the exercise of stock options. The Company also issued 2,099,996 common shares at a price of $0.20 per share for gross proceeds of $419,999 on the exercise of warrants.

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
DECEMBER 31, 2016

9.	CAPITAL STOCK (continued)

Period ended December 31, 2015

On October 1, 2015, the Company completed the Arrangement (note 6), which resulted in the issuance of 22,144,751 common shares.

On November 19, 2015, the Company completed a private placement of 16,665,143 units at a price of $0.15 per unit for gross proceeds of $2,499,771. Each unit consisted of one common share of the Company and one half warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.20 per share until November 19, 2017. In connection with the private placement, the Company incurred $41,682 in issuance costs.

During 2015, the Company issued 1,077,713 common shares at a price of $0.06 per share for gross proceeds of $64,663 on the exercise of stock options.

Stock options

The Company has a “rolling 10%” Stock Option Plan which authorizes the grant of stock options to directors, officers, employees, and consultants, enabling them to acquire common shares of the Company to a maximum of 10% of the then issued and outstanding common shares. The exercise price of any option will be the market price of the Company's stock as at the date of the grant. The options can be granted for a maximum term of 10 years with vesting determined by the Board of Directors.

The Company’s stock option transactions during the year (period) are as follows:

	2016		2015
	Number of	Weighted average	Number of	Weighted average
	options	exercised price	options	exercised price
Outstanding, beginning of year (period)	2,830,917	$0.14	-	$-
Issued	1,625,000	2.32	3,933,635	0.12
Exercised	(552,414)	0.08	(1,077,713)	0.06
Expired	(3,498)	0.06	(25,005)	0.06
Outstanding, end of year (period)	3,900,005	$1.06	2,830,917	$0.14

Year ended December 31, 2016

On October 17, 2016, the Company granted 100,000 stock options to an officer that can be exercised at a price of $2.56 per share until October 17, 2021. On December 9, 2016, an additional 1,525,000 options were granted to directors, officers, employees, and consultants that can be exercised at a price of $2.30 per share until December 21, 2021. These stock options all vest over a 1 year period, with 25% vesting after each of 3 months, 6 months, 9 months, and 12 months after the grant date, respectively. The weighted average fair value per option of $1.41 and total fair value of $2,287,720 was estimated using the Black-Scholes Option Pricing Model using the following weighted average assumptions: an expected life of 4.54 years, an expected volatility of 80.69%, a dividend yield of 0%, a risk-free interest rate of 0.91%, and a forfeiture rate of 1%. During 2016, the Company recognized share-based compensation of $338,221, for the vested portion of these options, of which $315,657 was expensed and $22,564 was capitalized as mineral property expenditures (note 5).

During 2016, the Company recognized share-based compensation expense of $13,531 for the vested portion of stock options previously granted in 2015.

Period ended December 31, 2015

As part of the Arrangement (note 6), outstanding SilverCrest Mines stock options were exchanged for SilverCrest Metals replacement stock options. A total of 1,593,635 stock options were issued by SilverCrest Metals at an exercise price of $0.06 per share and with expiry dates ranging from November 7, 2015 to December 10, 2019. The weighted average fair value per option of $0.12 and total of fair value of $191,543 was estimated using the Black-Scholes Options Pricing Model with the following weighted average assumptions: an expected life of 2.16 years, an expected volatility of 56.92%, a dividend yield of 0%, and a risk-free interest rate of 0.58% . During the period ended December 31, 2015, the Company recognized share-based compensation expense of $191,543 for these options.

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
DECEMBER 31, 2016

9.	CAPITAL STOCK (continued)

Stock options (continued)

Period ended December 31, 2015 (continued)

On December 9, 2015, the Company granted 2,340,000 stock options, of which 2,165,000 were granted to directors, officers, employees, and consultants not responsible for investor relations, and of which 175,000 were granted to employees responsible for investor relations. The options can be exercised at $0.16 per share until December 9, 2020. Options granted to those not responsible for investor relations vested immediately. Options granted to employees responsible for investor relations vest over a 1 year period, with 25% vesting on each of March 9, 2016; June 9, 2016; September 9, 2016; and December 9, 2016, respectively. The weighted average fair value per option of $0.09 and total fair value of $210,052 was estimated using the Black-Scholes Option Pricing Model using the following weighted average assumptions: an expected life of 4.56 years, an expected volatility of 76.97%, an expected dividend yield of 0%, a risk-free interest rate of 0.67%, and a forfeiture rate of 1%. During the period ended December 31, 2015, the Company recognized share-based compensation of $196,521 for the vested portion of these options, of which $185,455 was expensed and $11,066 was capitalized as mineral property expenditures (note 5).

Stock options outstanding and exercisable at December 31, 2016, are as follows:

		Options outstanding			Options exerciseable
		Number of shares	Remaining life		Number of shares
Expiry date	Exercise price	issuable on exercise	(years)		issuable on exercise
December 5, 2017 - December 10, 2019	$0.06	25,005	1.94	(1)	25,005
December 9, 2020	$0.16	2,250,000	3.94		2,250,000
October 17, 2021	$2.56	100,000	4.80		-
December 9, 2021	$2.30	1,525,000	4.94		-
		3,900,005			2,275,005

(1) Weighted average remaining life

The weighted average remaining life of options outstanding is 4.34 years.

Warrants

Warrant transactions during the year (period) are as follows:

	2016		2015
	Number of	Weighted average	Number of	Weighted average
	warrants	exercise price	warrants	exercise price
Outstanding, beginning of year (period)	8,332,567	$0.20	-	$-
Issued	2,616,250	3.00	8,332,567	0.20
Exercised	(2,099,996)	0.20	-	-
Outstanding, end of year (period)	8,848,821	$1.03	8,332,567	$0.20

The warrants outstanding at December 31, 2016 are as follows:

		Remaining life
Expiry date	Exercise price	(years)	Number of warrants
November 19, 2017	$0.20	0.88	6,232,571
December 6, 2018	$3.00	1.93	2,616,250
			8,848,821

The weighted average remaining life of warrants outstanding is 1.19 years.

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
DECEMBER 31, 2016

9.	CAPITAL STOCK (continued)

Share-based payment reserve

The share-based payment reserve records items recognized as share-based compensation and the fair value of warrants issued based on the residual method. At the time that stock options or warrants are exercised, the corresponding amount is reallocated to share capital or, if cancelled or expired, the corresponding amount is reallocated to deficit. During 2016, the Company reallocated $59,647 (2015 – $132,164) to share capital for the exercise of 552,414 (2015 – 1,077,713) options and reallocated $400 (2015 – $2,848) to deficit for 3,498 (2015 – 25,005) expired options.

10.	INCOME TAXES

A reconciliation of income taxes calculated at the combined statutory tax rate to the income tax expense is as follows:

	2016	2015
Net loss before taxes	$(1,741,825)	$(577,795)
Combined statutory tax rate	26.00%	26.00%
Expected income tax expense (recovery)	(453,000)	(150,000)
Effect of changes in statutory rates including foreign subsidaries	(2,000)	(1,000)
Permanent differences	89,000	94,000
Share issue costs	(262,000)	(1,000)
Adjustment to prior years provision versus statutory tax returns	22,000	-
Impact of foreign exchange on deferred income tax assets and liabilities	49,000	-
Changes in unrecognized deductible temporary differences	581,000	80,000
Other	(24,000)	(22,000)
Total income tax expense (recovery)	$-	$-

The tax effects of temporary differences that give rise to significant portions of the deferred taxed assets are as follows:

	2016	2015
Deferred tax assets:
Non-capital losses	$403,000	$69,000
Share issue costs and other	266,000	10,000
Exploration and evaluation assets	(12,000)	-
Capital assets	4,000	1,000
Net unrecognized deferred income tax asset	$661,000	$80,000

At December 31, 2016, the Company has non-capital loss carry-forwards of approximately $1,543,000 (Canada) and $36,500 (Mexico) for income tax purposes. The non-capital losses in Canada may be utilized to reduce future years' taxable income and expire in between 2035 and 2036. Deferred tax assets, which may arise as a result of these losses have not been recognized as the Company determined that, as at December 31, 2016, their realization is uncertain.

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
DECEMBER 31, 2016

11.	SEGMENTED INFORMATION

The Company operates in one reportable segment, being the acquisition and exploration of mineral property interests in Mexico.

Geographical segmented information is presented as follows:

2016	Canada	Mexico	Total
Net loss for the year	$1,681,250	$60,575	$1,741,825

Asset Information
Taxes receivable	$-	$408,970	$408,970
Deposits	$58,076	$-	$58,076
Equipment	$6,775	$94,488	$101,263
Exploration and evaluation assets	$-	$4,160,633	$4,160,633

2015
Net loss for the period	$558,084	$19,711	$577,795

Asset Information
Deposits	$58,076	$-	$58,076
Equipment	$14,009	$36,751	$50,760
Exploration and evaluation assets	$-	$622,721	$622,721

12.	COMMITMENT

On October 1, 2015, the Company entered into an operating lease agreement for office space which requires the Company to make the following lease payments:

Office lease
2017	$144,155
2018	84,090
$228,245

As at December 31, 2016, the Company has paid $46,576 towards this commitment which represents five months’ rent deposit.

13.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity, foreign currency, and credit and interest rate risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company’s cash and cash equivalents and short term investments are invested in business accounts with quality financial institutions, and are available on demand for the Company’s programs.

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
DECEMBER 31, 2016

13.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Foreign currency risk

The Company operates in Canada and Mexico and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Company are reported in Canadian dollars. The fluctuations of the operating currencies in relation to the Canadian dollar will, consequently, have an impact upon the reporting results of the Company, and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The Company is exposed to foreign currency risk through the following financial assets and liabilities held in the following Canadian dollar equivalents:

December 31, 2016	Canadian Dollar	US Dollar	Mexican Peso	Total
Cash and cash equivalents	$5,418,105	$3,500,594	$10,018	$8,928,717
Short term investments	4,000,000	-	-	4,000,000
Amounts receivable	63,273	-	3,294	66,567
Taxes receivable	54,043	-	408,970	463,013
Deposits	58,076	-	-	58,076
Total financial assets	9,593,497	3,500,594	422,282	13,516,373
Less: accounts payable and accrued liabilities	(205,096)	(24,134)	(54,058)	(283,288)
Net financial assets	$9,388,401	$3,476,460	$368,224	$13,233,085

December 31, 2015	Canadian Dollar	US Dollar	Mexican Peso	Total
Cash and cash equivalents	$2,831,007	$2,355,929	$54,845	$5,241,781
Short term investments	2,000,000	-	-	2,000,000
Amounts receivable	93,429	-	1,038	94,467
Taxes receivable	12,524	-	32,975	45,499
Deposits	58,076	-	-	58,076
Total financial assets	4,995,036	2,355,929	88,858	7,439,823
Less: accounts payable and accrued liabilities	(76,642)	(3,211)	(37,678)	(117,531)
Net financial assets	$4,918,394	$2,352,718	$51,180	$7,322,292

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, short term investments, amounts receivable, and taxes receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents, and short term investments with high-credit quality financial institutions. Valued added tax receivables are generated on the purchase of supplies and services for the Company’s exploration programs, which are refundable from the Canadian and Mexican governments. At December 31, 2016, the amounts receivable balance of $66,567 (2015 – $94,467) consisted primarily of $40,360 (2015 – $78,565) due from a related party (note 8). The carrying amount of financial assets, as stated in the consolidated statement of financial position, represents the Company’s maximum credit exposure.

Interest rate risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and cash equivalents and short term investments. The Company’s practice has been to invest cash at floating rates of interest in cash equivalents and short term investments, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any term deposit or guaranteed bank investment certificates, as they are held with a large and stable financial institution. As at December 31, 2016, with all other variables unchanged, a 1 percentage point change in interest rates would not have a significant impact on the Company’s net and comprehensive loss for the year.

SILVERCREST METALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
DECEMBER 31, 2016

13.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Financial instruments carrying value and fair value

The Company’s financial instruments consist of cash and cash equivalents, short term investments, amounts receivable, deposits, and accounts payable. The carrying value of amounts receivable and accounts payable approximate their fair values due to the short periods until settlement.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The Company’s cash and cash equivalents and short term investments are measured using level 1 inputs.

14.	MANAGEMENT OF CAPITAL

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to support the exploration and evaluation of its mineral properties. The capital of the Company consists of items included in shareholders’ equity. The Company manages and adjusts its capital structure when changes to the risk characteristics of the underlying assets or changes in economic conditions occur. To maintain or adjust the capital structure, the Company may attempt to raise new funds.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration programs, the availability of financing, and industry conditions. There are no external restrictions placed on the management of capital.

The Company’s investment policy is to invest any excess cash in liquid short term interest-bearing instruments. When utilized, these instruments are selected with regard to the expected timing of expenditures from continuing operations. The Company expects to have sufficient capital resources to meet its planned administrative overhead expenses and exploration plans for 2017. Actual funding requirements may vary from those planned due to a number of factors, including the progress and results of exploration and drilling activities. The Company believes it will be able to raise capital as required, in the long term, to fund its exploration programs, but recognizes there will be risks involved that may be beyond its control.

15.	SUBSEQUENT EVENTS

Subsequent to December 31, 2016, the Company:

•	issued 331,250 common shares at $0.20 per share for gross proceeds of $66,250 for the exercise of warrants; and
•

granted 100,000 stock options to a newly appointed director that can be exercised at a price of $2.55 per share until January 3, 2022. These stock options vest over a 1 year period, with 25% vesting after each of 3 months, 6 months, 9 months, and 12 months after the grant date.